UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

DEVELOPMENT BANK OF JAPAN

(Name of registrant)

Date of end of last fiscal year: March 31, 2004

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

RIKIZO MATSUKAWA

Development Bank of Japan

New York Representative Office

1251 Avenue of Americas

Suite 830

New York, New York 10020

Copies to:

JOHN D. YOUNG, JR.

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

*	The registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.*

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.*

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.*

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages 30 and 33 to 35 of Exhibit 1 hereto.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to page 33 of Exhibit 1 hereto.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 33 to 35 of Exhibit 1 hereto.

4.	(a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Not applicable.*

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.*

(3)	Total amount otherwise outstanding.

Not applicable.*

*	No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.*

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

None.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statement of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 25, 31 and 32 of Exhibit 1 hereto.

7.

(a)    If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This annual report comprises:

(a)	The cover page and pages numbered 2 to 4 consecutively.

(b)	The following exhibits:

(1)	Description of Development Bank of Japan, dated December 22, 2004 (including the audited statutory financial statements of Development Bank of Japan for the fiscal year ended March 31, 2004).

(2)	Consent of the Auditors of Development Bank of Japan.

(3)	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2005 (in Japanese only).**

(4)	Japanese GAAP financial statements of Development Bank of Japan for the fiscal year ended March 31, 2004.

(5)	Consent of ChuoAoyama PricewaterhouseCoopers.

This Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

*	No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.
**	Filed under cover of Form SE on December 22, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 22nd day of December, 2004.

DEVELOPMENT BANK OF JAPAN

By:	/s/ RIKIZO MATSUKAWA
RIKIZO MATSUKAWA
Chief Representative New York Representative Office

EXHIBIT INDEX

Exhibit Number	Description
1.	Description of Development Bank of Japan, dated December 22, 2004 (including the audited financial statements of Development Bank of Japan for the fiscal year ended March 31, 2004)

2.	Consent of the Auditors of Development Bank of Japan

3.	(P) Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2005 (in Japanese only)**

4.	Japanese GAAP financial statements of Development Bank of Japan for the fiscal year ended March 31, 2004

5.	Consent of ChuoAoyama PricewaterhouseCoopers

**	Filed under cover of Form SE on December 22, 2004.